July 1, 2005

Via Facsimile and U.S. Mail

Richard N. Burger
Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

	Re:	Coleman Cable, Inc.
      Amendment No. 1 to Form S-4 filed June 22, 2005
      File No. 333-124334

Dear Mr. Burger:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Data, page 7

1. Please revise footnote 7 to state the amount by which pro forma fiscal year 2004 earnings were not sufficient to cover fixed charges.
Also, please remove the ratios below 1.0. Refer to Instruction 2 to
Item 503(d) of Regulation S-K for guidance.

2. We note your response to comment 9 in our letter dated May 23,
2005
and your revised disclosures. You disclose that EBITDA is useful to investors because it "eliminates the effects of financing and income taxes, as well as the accounting effects of capital spending." This statement does not adequately explain to an investor why EBITDA is a useful measure. Please revise your disclosure, as appropriate.
In
addition, please also revise your disclosure to state the economic substance behind your decision to use EBITDA as a performance measure, as required by Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Consolidated Results of Operations, page 34

3. Please revise your discussion of your gross profit margin for the interim periods ended March 31, 2005 and 2004 to quantify the impact of the inefficiencies related to the manufacturing consolidation, as well as to provide additional insight as to whether the inefficiencies are expected to continue in the future or have been corrected and are not expected to impact future periods.

4. Please revise your discussion of income tax expense to provide a reasonably detailed explanation as to why your effective tax rate significantly increased for the three-month period ended March 31, 2005 to 90 percent when compared to the 19 percent effective tax rate for the three-month period ended March 31, 2004.

Liquidity and Capital Resources, page 40

5. We note your response to comment 24 in our letter dated May 23, 2005 and your revised disclosures to include information regarding the material debt covenants contained in your credit facility and indenture to the Notes. However, it does not appear that you have revised your disclosure to provide a comprehensive discussion and analysis of your sources and uses of cash, such as your historical and current financing arrangements, or any financial covenants as noted on
pages 59-60.  As such, please revise your discussion to include the
following:
* A discussion that clearly articulates why you believe cash flow from
operations and borrowings under your senior secured credit
facility
will be sufficient to fund your operations, debt service and capital
expenditures for the foreseeable future;
* A detailed description of your debt instruments and the amount available under each instrument without violating any debt covenants for the most recent period presented;
* A description of your financial covenants, including actual results;
and
* A statement that you were in compliance with all of your debt covenants as of March 31, 2005, if true.
Please refer to Section IV.B. and IV.C. of the SEC Interpretive
Release No.      33-8350 dated December 19, 2003, Item 303.a.1. of
Regulation S-K, and Section 501.03 of the Financial Reporting Codification for additional guidance.

Critical Accounting Policies, page 43

6. We note your response to comment 26 in our letter dated May 23, 2005 and your revised disclosures. We note that you have not revised your disclosures related to your inventories and plant and
equipment
critical accounting estimates. Please revise your disclosure to provide the following information, or tell us how you determined your
current disclosure fully complies with Item 303 of Regulation   S-
K:
      Inventories:
* Your method for evaluating inventory for obsolescence, damage and/or excess;
* The significant assumptions made by management; and
* The sensitivity of the assumptions used to estimate obsolescence, damage and/or excess.
* Plant and Equipment: A sensitivity analysis regarding your estimated useful lives by major asset category.
Goodwill:
* State the valuation method used to determine if goodwill is impaired;
* A discussion of the assumptions used to estimate future cash flows;
and
* The types of events that could result in an impairment to your goodwill balance.
Refer to SEC Interpretive Release No. 33-8350, SEC Other Release
No.
33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Security Ownership, page 53

7. We have reviewed your response to our prior comment 30 in our letter dated May 23, 2005. Please include the information provided in that response in a footnote to the table.

Coleman Cable, Inc. consolidated financial statements for the year ended December 31, 2004

5.  Goodwill and Intellectual Property

8. We note your response to comment 36 in our letter dated May 23, 2005. However, it remains unclear why you are not required to allocate goodwill to your operating segments in accordance with SFAS
142. Paragraph 30 of SFAS 142 states, "A reporting unit is an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a
reporting
unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component." Paragraph 54 of SFAS 142 requires all goodwill recognized in an entity`s balance sheet at the date SFAS 142 is initially applied to be assigned to one or more reporting units. As such, it appears that goodwill must be allocated to your operating segments. Please refer to paragraphs 34 and 35 of SFAS 142 for guidance on allocating goodwill to your operating segments and perform the appropriate impairment tests.

8.  Business Segment Information, page F-33

9. We note your response to comments 38 and 39 in our letter dated
May
23, 2005. It remains unclear to us why you are not disclosing fixed asset depreciation and amortization expense by reportable segment, since:
* It is not listed as an unallocable cost that is included within Corporate, but rather is allocated to your operating segments using product costing;
* It is included in the determination of segment operating income, which is disclosed by reportable segment; and
* Paragraph 90 of SFAS 131 states, "an enterprise may allocate expense to a segment without allocating the related asset; however, disclosure of that fact is required."
Please revise your disclosures accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Tracey
Houser at (202) 551-3736, or in her absence, to Jeanne Baker at
(202)
551-3691. Direct questions on other disclosure to Brigitte
Lippmann at
(202) 551-3713 or Chris Edwards at (202) 551-3742. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	George C. McKann, Esq.
	Gardner Carton & Douglas LLP
	191 North Wacker Drive
	Chicago, Illinois 60606


??

??

??

??

Richard N. Burger
Coleman Cable, Inc.
July 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE